UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2006            File No.    0-51453

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated June 27, 2006

2.

Financial Statements (unaudited) for the Three Month Period Ended April 30, 2006

3.

Management Discussion and Analysis for the Three Month Period Ended April 30, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: July 3, 2006	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbol: bkm - tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Stock Options Granted

Vancouver BC,  June 27, 2006:  The Board of Directors has approved director and employee options as proposed by the Compensation Committee. The approved options will be fixed in accordance with the Company’s stock option plan. The options will total 216,000 shares at a price of $5.25 exercisable for a period of five years.

To view information regarding Pacific Booker Minerals Inc., please visit our website home page and reports section at http://www.pacificbooker.com,

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml

PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

FOR THE THREE MONTH PERIOD ENDED

APRIL 30, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the period ended April 30, 2006.

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Unaudited - Prepared by Management)

	April 30, 2006	January 31, 2006

ASSETS
Current
Cash and cash equivalents	$ 2,900,863	$ 384,746
Receivables	79,260	38,196
Exploration advances	-	89,013
Prepaids and deposits	58,124	20,359

	3,038,247	532,314

Mineral property interests	4,832,500	4,832,500
Deferred exploration costs	8,147,912	7,137,683
Property and equipment	55,632	54,564
Reclamation deposits	118,600	118,600

	$ 16,192,891	$ 12,675,661

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 569,693	$ 485,562
Amounts owing to related parties	14,742	35,513

	584,435	521,075

Long term liabilities	1,500,000	1,500,000

	2,084,435	2,021,075

Shareholders’ equity
Capital stock	27,521,304	23,482,104
Share subscriptions received	-	280,000
Contributed surplus	748,179	630,671
Deficit	(14,161,027)	(13,738,189)

	14,108,456	10,654,586

	$ 16,192,891	$ 12,675,661

On behalf of the Board:

“Gregory R. Anderson”	“Ruth Swan”
Gregory R. Anderson, CEO/Director	Ruth Swan, CFO

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

ADMINISTRATION EXPENSES
Amortization	$ 3,463	$ 711
Consulting fees	1,031	28,285
Filing and transfer agent fees	28,277	12,719
Foreign exchange loss(gain)	64,486	29
Investor relations fees	98,862	28,338
Office and miscellaneous	26,486	4,303
Office rent	15,368	14,522
Professional fees	13,317	7,090
Salaries and benefits	-	7,367
Shareholder information and promotion	39,949	8,094
Stock-based compensation	117,508	106,457
Telephone	4,742	3,002
Travel	22,924	16,596

Loss before other income	436,413	237,513

Interest income	(13,575)	(2,098)

Loss for the period	422,838	235,415

Deficit, beginning of period	13,738,189	4,854,916

Deficit, end of period	$ 14,161,027	$ 5,090,331

Loss per share	$ 0.06	$ 0.04

Weighted average number of common shares outstanding	7,011,720	6,150,025

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (422,838)	$ (235,415)
Item not affecting cash:
Amortization	3,463	711
Loss on asset disposal	4,253	-
Stock-based compensation	117,508	106,457
Changes in non-working capital items:
(Increase)decrease in receivable	(41,064)	(17,910)
(Increase)decrease in prepaids and deposits	(37,765)	(28,331)
Increase(decrease) in accounts payable and accrued liabilities	(424,204)	79,261
Increase(decrease) in accounts payable to related parties	(26,215)	16,347

Net cash provided by (used in)operating activities	(826,862)	(78,880)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(406,733)	(367,647)
Capital assets additions	(9,488)	-

Net cash used in investing activities	(416,221)	(367,647)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	3,759,200	371,425
Share subscriptions	-	49,800

Net cash provided by financing activities	3,759,200	421,225

Change in cash and cash equivalents during the period	2,516,117	(25,302)

Cash and cash equivalents, beginning of period	384,746	443,754

Cash and cash equivalents, end of period	$ 2,900,863	$ 418,452

Supplemental disclosures with respect to cash flows (Note 9)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

1.	BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Pacific Booker Minerals Inc. (the “Company”).

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The ability of the Company to realize the costs it has incurred to date on its properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned significant revenues and is considered to be in the exploration stage

These financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs.  In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	April 30, 2006	January 31, 2006

Working capital (deficiency)	$ 2,453,812	$ 11,239
Deficit	(14,161,027)	(13,738,189)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Mineral property interests and deferred exploration costs

The Company records mineral property interests, which consist of the right to explore for mineral deposits, at cost.  The Company records deferred exploration costs, which consist of costs attributable to the exploration of mineral property interests, at cost.  All direct and indirect costs relating to the acquisition and exploration of these mineral property interests are capitalized on the basis of specific claim blocks until the mineral property interests to which they relate are placed into production, the mineral property interests are disposed of through sale or where management has determined there to be an impairment.  If a mineral property interest is abandoned, the mineral property interests and deferred exploration costs will be written off to operations in the period of abandonment.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the mineral property interest.  Management’s determination for the impairment is based on: i) whether the Company’s exploration programs on the mineral property interests have significantly changed, such that previously identified resource targets are no longer being pursued;  ii) whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; or  iii) whether remaining lease terms are insufficient to conduct necessary studies or exploration work.  As at April 30, 2006, management believes that no impairment relating to the mineral property interests and deferred exploration costs was required.

The recorded cost of mineral property interests is based on cash paid and the assigned value of share consideration issued for mineral property interest acquisitions and exploration costs incurred. The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Cost recoveries consist of mining tax credits from the Province of British Columbia.  Claims for tax credits are accrued upon the Company attaining reasonable assurance of collection from the Canada Revenue Agency and from the Province of British Columbia.  As at April 30, 2006 and January 31, 2006, cost recoveries related solely to the Morrison claims and are recorded as a cost recovery of deferred exploration costs.

Asset retirement obligation

CICA Handbook Section 3110 “Asset Retirement Obligations” is effective for years beginning on or after January 1, 2004.  This standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company has determined that there are no asset retirement obligations at April 30, 2006.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”) and the company’s stock option plan.  The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

3.	LOSS PER SHARE

Loss per share is calculated using the weighted average number of shares outstanding during the period.

4.	MINERAL PROPERTY INTERESTS

	Balance		Balance
	January 31,		April 30,
	2006	Additions	2006
Canada
Morrison claims	$ 4,832,500	$ -	$ 4,832,500

	$ 4,832,500	$ -	$ 4,832,500

Hearne Hill claims

The Company holds a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).   The Company earned its 100% interest through an option agreement and is required to pay advance royalty payments of $100,000 per annum. The royalty payments may offset any net smelter royalty obligations.  The optionor retains a 4% net smelter returns ("NSR") royalty which may be acquired by the Company for a cash payment of $2,000,000.  During the year ended January 31, 2006, management decided to write off the property to operations.  The Hearne Hill claims are currently subject to a legal claim (Note 11).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

4.	MINERAL PROPERTY INTERESTS (cont’d...)

Morrison claims

During the year ended January 31, 2005, the Company acquired the remaining 50% interest in the Morrison claims. In order to obtain the remaining 50% interest, the Company agreed to:

i)

pay $1,000,000 to Falconbridge Limited (formerly Noranda Mining and Exploration Inc.)  ("Falconbridge") (paid), issue 250,000 common shares to Falconbridge (issued) and issue 250,000 share purchase warrants to Falconbridge exercisable at $4.05 per share until June 5, 2006 (issued) (exercised subsequent to quarter end);

	ii)	pay $1,000,000 to Falconbridge on or before October 19, 2005 (paid);

	iii)	pay $1,500,000 to Falconbridge on or before April 19, 2007 (accrued); and

	iv)	issue 250,000 common shares to Falconbridge on or before commencement of commercial production as defined in the agreement.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

To ensure that Falconbridge will receive full payment for the mineral claims, the Company has agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This transfer will be held by a mutually acceptable third party.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

5.	DEFERRED EXPLORATION COSTS

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Hearne Hill claims
Amortization	$ -	$ 64

	-	64

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Morrison claims
Exploration
Camp and general	4,500	7,973
Subcontracts and labour	-	2,505
Assay	1,400	129
Travel	-	1,697
Staking/Recording	5,416	-
Amortization	704	456
Community Consultation
Geological and geophysical	232	7
Supplies and general	-	127
Subcontracts and labour	9,813	5,515
Travel	3,092	-
Promotion/Education	51	-
Environmental
Geological and geophysical	78,125	10,932
Supplies and general	9,183	838
Subcontracts and labour	10,072	1,586
Assay	11,384	-
Travel	-	126
Geotechnical/Hydrological
Geological and geophysical	110,515	394
Supplies and general	385	578
Subcontracts and labour	-	180
Assay	-	2,179
Metallurgical
Geological and geophysical	380	-
Subcontracts and labour	-	9,480
Scoping/Feasibility study
Geological and geophysical	132,872	36,083
Drilling	404,416	173,338
Supplies and general	108,118	39,267
Subcontracts and labour	97,182	65,917
Assay	12,563	4,242
Travel	9,826	4,554

	1,010,229	368,103

continued

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

THREE MONTH PERIOD ENDED APRIL 30, 2006

5.	DEFERRED EXPLORATION COSTS (cont’d...)

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Total costs for the period	1,010,229	368,167

Balance, beginning of period	7,137,683	12,373,828

Balance, end of period	$ 8,147,912	$ 12,741,995

6.	LONG TERM LIABILITIES

	April 30,	January 31,
	2006	2006

Due to Falconbridge, non-interest bearing, secured by title to related mineral property interest and payable in the following installments:  $1,000,000 by October 19, 2005(paid) and $1,500,000 by April 19, 2007

	$ 1,500,000	$ 1,500,000

Current portion of long term liabilities	-	-

Long term liabilities	$ 1,500,000	$ 1,500,000

7.	CAPITAL STOCK

a)

In April 2006, the Company issued 970,200 units for total proceeds of $3,880,800 of which $280,000 was received prior to January 31, 2006.  Each unit is comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.50 per share on or before April 11, 2008.

b)	In April 2006, the Company issued 2,000 common shares at a price of $4.50 per share on exercise of warrants for total proceeds of $9,000.

c)	In April 2006, the Company issued 36,000 common shares at a price of $4.15 per share on exercise of warrants for total proceeds of $149,400.

7.	CAPITAL STOCK (cont’d...)

Stock options

On April 20, 2006, the Company granted 105,000 stock options at an exercise price of $6.20 for a period of five years.

There were no stock options granted during the three month period ended April 30, 2005.

The following stock options were outstanding and exercisable at April 30, 2006:

Number of Shares	Exercise Price	Expiry Date

300,000	$ 5.00	July 2, 2007
290,000	$ 3.87	October 13, 2009
523,000	$ 4.00	October 4, 2010
105,000	$ 6.20	April 20, 2011

Warrants

The following share purchase warrants were outstanding and exercisable at April 30, 2006:

Number of Warrants	Exercise Price	Expiry Date

250,000	$ 4.05	June 5, 2006 (exercised subsequent)
115,000	$ 4.05	July 9, 2006 (10,000 exercised subsequent)
82,500	$ 4.25	October 12, 2006
41,030	$ 4.15	January 7, 2007
228,000	$ 4.15	March 11, 2007
520,450	$ 4.00	December 2, 2007
970,200	$ 4.50	April 11, 2008

8.	RELATED PARTY TRANSACTIONS

For the three month period ended April 30, 2006:

	a)	The Company paid or accrued $24,222 (2005 - $ nil) to a director for investor relations activities.

	b)	The Company paid or accrued $19,500 (2005 - $19,500) to a director for investor relations activities.

8.	RELATED PARTY TRANSACTIONS (cont’d...)

c)	The Company paid or accrued $18,550 (2005 - $ nil) to a director for project management services which have been capitalized to subcontracts on the Morrison claims.

d)	The Company paid or accrued $2,912 (2005 - $ nil) to the spouse of a director for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

e)	The Company paid $7,162 (2005 - $nil) to an officer of the company for accounting and management services.

f)

The Company paid $nil (2005 - $8,600) to a company controlled by a former common director for engineering consulting which was capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $nil (2005 - $8,200) to this company controlled by a former common director for consulting services in relation to activities not related to exploration.

g)

The Company paid $nil (2005 - $5,600) to a former director for consulting services which have been capitalized to subcontracts on the Morrison/Hearne Hill claims.  In addition, the Company paid $nil (2005 - $13,600) to this former director for general consulting services in relation to activities not related to exploration.

h)	The Company paid $nil (2005 - $2,650) to an accounting firm in which a partner was a former director of the Company.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three month period ended April 30, 2006 were as follows:

a)	The Company completed a private placement of 970,200 units for total proceeds of $3,880,800, of which $280,000 was received prior to January 31, 2006.

b)	The Company recorded $508,335 of deferred exploration expense as accounts payable and $5,444 of deferred exploration expense as owing to related parties.

c)	The Company recorded $704 of amortization expense on property and equipment as deferred exploration costs.

d)	The Company expended exploration advances of $89,013 to deferred exploration costs.

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d...)

The significant non-cash transactions for the three month period ended April 30, 2005 were as follows:

a)	The Company completed a private placement of 228,000 units for total proceeds of $946,200, of which $574,775 was received prior to January 31, 2005.

b)	The Company issued 45,000 common shares for a total value of $180,000 for mineral property interests acquisition costs.

c)	The Company recorded $520 of amortization expense on property and equipment as deferred exploration costs.

10.	SEGMENTED INFORMATION

All of the Company’s operations are in the resource sector. The Company operates in Canada and the loss from operations for the current periods relate 100% to Canada.

11.	CONTINGENCY

During the three month period ended April 30, 2006, an optionor of the Hearne Hill property (Note 4) which adjoins the Company’s Morrison property has filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The amount of the claim has not been identified.  Management of the Company has indicated that it intends to defend the legal action.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.

12.	SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company has issued 260,000 common shares on exercise of warrants for total proceeds of $1,053,000, and 7,000 common shares on exercise of options for total proceeds of $35,000.  The Company announced a private placement on June 15, 2006 consisting of 300,000 units.  Each unit consists of one share at a purchase price of $5.00 per share and one warrant to purchase an additional share at a price of $6.00, exercisable for a period of two years.  The Company has granted 216,000 options to directors and employees at an exercise price of $5.25 for a period of 5 years.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these interim financial statements from principles, practices and methods accepted in the United States ("United States GAAP") are described and quantified below.

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

April 30, 2006	January 31, 2006

	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 3,038,247	$ -	$ 3,038,247	$ 532,314	$ -	$ 532,314
Mineral property interests	4,832,500	(4,652,500)	180,000	4,832,500	(4,652,500)	180,000
Deferred exploration costs	8,147,912	(8,147,912)	-	7,137,683	(7,137,683)	-
Property and equipment	55,632	-	55,632	54,564	-	54,564
Reclamation deposits	118,600	-	118,600	118,600	-	118,600

	$ 16,192,891	$ (12,800,412)	$ 3,392,479	$ 12,675,661	$ (11,790,183)	$ 885,478

Current liabilities	$ 584,435	$ -	$ 584,435	$ 521,075	$ -	$ 521,075
Long term liabilities	1,500,000	-	1,500,000	1,500,000	-	1,500,000
Shareholders’ equity (deficiency)	14,108,456	(12,800,412)	1,308,044	10,654,586	(11,790,183)	(1,135,597)

	$ 16,192,891	$ (12,800,412)	$ 3,392,479	$ 12,675,661	$ (11,790,183)	$ 885,478

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Loss for the period, Canadian GAAP	$ (422,838)	$ (235,415)
Adjustments:
Deferred exploration costs	(1,010,229)	(368,167)
Contributed executive services	(9,750)	(9,750)

Loss for the period, United States GAAP	$ (1,442,817)	$ (613,332)

Basic and diluted loss per common share, United States GAAP	$ (0.21)	$ (0.10)

Weighted average number of common shares outstanding, United States GAAP	7,011,450	6,150,025

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month	Three Month
	Period Ended	Period Ended
	April 30,	April 30,
	2006	2005

Cash flows provided by operating activities, Canadian GAAP	$ (826,862)	$ (78,880)
Amortization	704	520
Mineral property interests and deferred exploration costs (net of recovery)	(496,450)	(368,167)
Exploration advances	89,013	-

Cash flows used in operating activities, United States GAAP	(1,233,595)	(446,527)

Cash flows used in investing activities, Canadian GAAP	(416,221)	(367,647)
Mineral property interests and deferred exploration costs (net of recovery)	406,733	367,647

Cash flows (used in) provided by investing activities, United States GAAP	(9,488)	-

Cash flows provided by financing activities, Canadian GAAP and United States GAAP	3,759,200	421,225

Change in cash and cash equivalents during the period	2,516,117	(25,302)

Cash and cash equivalents, beginning of period	384,746	443,754

Cash and cash equivalents, end of period	$ 2,900,863	$ 418,452

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, mineral property interests and deferred exploration costs are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, effective for the fiscal year ended January 31, 2006, the Company capitalizes costs related to the acquisition of mineral rights.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under United States GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability, if a premium is paid by investors, or as an asset if investors are purchasing the shares at a discount.  The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

Stock-based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) encourages, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Effective February 1, 2003, the Company elected to follow the fair value method of accounting for stock-based compensation.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Stock-based compensation (cont’d...)

Under Canadian GAAP, the Company accounts for stock-based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the three month periods ended April 30, 2006 and 2005.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at April 30, 2006 and January 31, 2006.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at January 31, 2004.  As described in Note 2, the Company has determined that there were no asset retirement obligations as at April 30, 2006 and January 31, 2006.

Contributed executive services

Pursuant to SAB Topic 1:B(1) and the last paragraph of SAB 5:T, the Company is required to report all costs of conducting its business.  Accordingly, the Company has recorded the fair value of contributed executive services provided to the Company at no cost as compensation expense, with a corresponding increase to contributed surplus, in the amount of $9,750 and $9,750 for the three months ended April 30, 2006 and 2005, respectively.

New accounting pronouncements

In December 2004, Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”) which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

New accounting pronouncements (cont’d...)

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

i)

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and nonpublic entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value whereas under SFAS 123, all share-based payment liabilities were measured at their intrinsic value.

ii)

Nonpublic entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price if it is not practicable to estimate the expected volatility of the entity’s share price.

iii)

Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

iv)

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification whereas SFAS 123 required that the effects of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value,  classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods and Services” (“EITF 96-18”).  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements are not expected to have a material effect on the Company's financial position or results of operations.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d...)

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006.

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments - Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  The adoption of this new standard by the Company is not expected to have a material impact.

Dated June 27, 2006

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the three months ended April 30, 2006 and from the audited financial statements of Pacific Booker for the year ended January 31, 2006 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company, which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold ore body situated within the Babine Lake Porphyry Copper Belt north-east of Smithers, BC.  Pacific Booker is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM.

Overall Performance

Pacific Booker Minerals Inc. continued to advance the development of the Morrison property.  The increase in precious metal prices and the declining reserves in copper and other metals have increased the appeal of resource stocks, and increased the ability of the Company to obtain financing to provide working capital for the on-going work programs.

Pacific Booker Minerals Inc. continued work towards completing a full Feasibility Study.  The work included geotechnical investigations, environmental base line studies, and tailings characterization to determine recoveries.

A geotechnical investigations program was completed on the proposed open pit.  The main purpose of the site investigation program was to collect the geotechnical information required for the feasibility level open pit slope design.  Seven oriented core drill holes were drilled to provide geotechnical information for the rock mass in the vicinity of the proposed final pit walls and to intersect the major structures that were identified in previous investigations.  In addition to detailed geotechnical logging, core sample collection and packer permeability tests were completed on the drill holes.  Laboratory test work on selected samples included point load tests, unconfined compressive strength tests and direct shear tests.  Standpipe piezometers were installed in selected geotechnical drill holes for groundwater level and field permeability measurements.  Detailed geotechnical logs were compiled along with the field and laboratory tests results to establish a complete geotechnical database for the open pit area.

The geotechnical drill program completed on the proposed waste management site and plant site included drilling 14 short geotechnical and condemnation drill holes and 35 test pits.  The purpose of the drill holes is to test the foundations of the waste retaining dam, to test the foundations for the plant site and to monitor ground water.  Standard Penetrometer Testing (SPT) was used for overburden intervals and Packer Testing for rock foundations.  Soil samples for laboratory geotechnical tests were collected from the SPT process.  The primary purpose of the test pits is to test waste dam, plant site and waste conveyor foundation and slope stability.  Another purpose of the test pits is to determine locations of potential construction material – till, sand or gravel.

In addition one geotechnical drill hole was drilled in the open pit to monitor groundwater quality in the mineralized zone and two drill holes were drilled downstream of the waste management site to monitor groundwater quality.

Work continued to complete the Environmental Work Program and consultation with the government agencies, First Nations and the public.  The Environmental Work Program includes Baseline Data Collection and Environmental Characterization, Environmental Assessment and Permitting.

The key environmental issues to be addressed are Air Quality, Surface Water Hydrology, Groundwater Hydrogeology, Wildlife and Wildlife Habitat, Fisheries and Aquatic Habitat, Trace Metals in Vegetation, Archaeology, Acid Rock Drainage (ARD), Hazardous Substances Management, Emergency Response and Sustainability.

Detailed design of the pit, process plant, waste disposal system and mine plans; and updated mineral resource estimates will be completed based on the drilling results, optimization and environmental studies.

On June 26, 2006 at 10:00am Pacific time, the Company held its Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask any questions they may have had.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2004	$ 13,649,952	$ -	$ 2,119	$ 327,241	$ 0.06
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41

Results of Operations

During the quarter under discussion, the Company completed a private placement for 970,200 units for total proceeds of $3,880,800.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase an additional common share at a price of $4.50 per share on or before April 11, 2008.  The Company issued 38,000 common shares on exercise of warrants for total proceeds of $158,400.

Subsequent to the end of the quarter, the Company has issued 260,000 common shares on exercise of warrants for total proceeds of $1,053,000 and 7,000 common shares on exercise of options for total proceeds of $35,000.  The Company announced a private placement on June 15, 2006 of 300,000 units.  Each unit consists of one share at a purchase price of $5.00 per share and one warrant to purchase an additional share at a price of $6.00, exercisable for a period of two years.  The purpose of this current private placement is to acquire the funds for the final cash payment of $1.5 million due to Falconbridge before April 2007.  The Company granted 216,000 options for a period of five years at an exercise price of $5.25 to directors and employees.

The Company continues to believe that it will be able to meet it’s obligations by raising additional funds through private placements and the exercise of warrants by shareholders.

For the quarter ended April 30, 2006, the Company incurred a net loss of $422,838 which was $187,423 higher than the $235,415 loss for the quarter ended April 30, 2005.  The largest amount difference was the loss on exchange of US currency in the amount of $64,486.  The Canadian dollar at January 31st was equal to $0.872 US and by April 30th, it had increased to $0.895 US, an increase of $.023.  At April 30th, the Company was holding $1.4 million in US currency and when exchanged, the conversion rate was $0.905 US to $1 Cdn.  The Company also incurred more fees for investor relations work, but less for general consulting, mostly due to the change in functions of the related parties.  Where previous related parties were involved more in the field work aspects of the program, the current related parties include more investor relations activities.  Filing and transfer agent fees were up due to the filing fee on the private placement (amount $19,904) completed in April.  Office expenses were up, primarily due to the increase in insurance costs.  Also, there were increases in memberships and publications, and general office expenses.  Also included in this amount was a loss on disposal of an old company truck in the amount of $3,785.  Shareholder information and promotion costs have also increased as the Company is getting the message about Pacific Booker out in various ways.  Travel and telephone costs have also increased over the same quarter in the previous year.

Due to the increase in cash held in our bank accounts, the Company earned $13,575 in interest during the quarter as compared to $2,098 in interest during the same quarter of the previous year.

During the quarter under discussion, the Company incurred $1,010,229 in exploration & development expenditures on the Morrison property compared to $368,103 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 5 in the interim financial statements for expenditures by item and area.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.

For details on outstanding options and warrants at the end of the quarter, see note 7 in the April 30, 2006 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

Summary of Quarterly Results (cont’d…)

for the three months ended	Total Revenue	(Income)Loss before other items	Net (Income)Loss
			Total	Per Share
July 31, 2004	$ 4,035	$ 102,739	$ 98,704	$ 0.02
October 31, 2004	$ 75	$ 96,161	$ 96,086	$ 0.02
January 31, 2005	$ 1,530	$ 368,034	$ 616,504	$ 0.11
April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
July 31, 2005	$ 1,895	$ 264,031	$ 262,136	$ 0.04
October 31, 2005	$ 6,032	$ 241,681	$ 235,649	$ 0.04
January 31, 2006	$ 3,353	$ 302,138	$ 8,150,073	$ 1.29
April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the six month period ended July 31, 2004	$ 4,362	$ 194,531	$ 190,169	$ 0.03
for the nine month period ended October 31, 2004	$ 4,437	$ 290,692	$ 286,255	$ 0.05
for the year ended January 31, 2005	$ 5,967	$ 658,726	$ 902,759	$ 0.16
for the three month period ended April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
for the six month period ended July 31, 2005	$ 3,993	$ 501,544	$ 497,551	$ 0.08
for the nine month period ended October 31, 2005	$ 10,025	$ 743,225	$ 733,200	$ 0.12
for the year ended January 31, 2006	$ 13,378	$ 1,045,363	$ 8,883,273	$ 1.41
for the three month period ended April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from the deposit of funds raised, and the reclamation bond interest.  The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed year, the Company reported a net loss of $8,883,273 ($1.41 per share), the majority of the loss due to the write-off of the Hearne Hill claims in the amount of $7,851,288.

The Company has a long term debt for the Morrison purchase allowing for the additional cash disbursements required by our agreement.  The next required payment is on or before April 19, 2007.  Cash held at the end of the quarter was sufficient to meet our liabilities, and additional funding is in progress to ensure the Company’s continued operations.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Falconbridge Limited (formerly Noranda Mining and Exploration Inc.) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 3).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 17 (re: US versus Canadian GAAP) of the annual financial statements.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 company directors for services provided in the course of normal business operations.  Specifically, to G. Anderson, CEO and J. Plourde, for shareholder relations and financing, and to E. Tornquist for services related to property management activities.  Also included in the related party note are payments made to the wife of E. Tornquist for administrative assistant functions and to CFO, R. Swan for accounting and management services.  Fees for these services amounted to $72,347 in this quarter compared to $55,500 for the corresponding period in the previous fiscal year.

Outlook for 2006
Work will continue towards completion of a full Feasibility Study. This includes detailed design of the pit, process plant, waste disposal system and mine plans; and environmental studies.

The final "Terms of Reference" document will be developed in consultation with government agencies, First Nations and the public.  Work will continue to complete the requirements for an Environmental Assessment Certificate. This includes Baseline Data Collection and Environmental Characterization, Environmental Assessment, Socio-economic Impact Assessment, and Permitting.

The key environmental issues to be addressed are Air Quality, Surface Water Hydrology, Groundwater Hydrology, Wildlife and Wildlife Habitat, Fisheries and Aquatic Habitat, Trace Metals in Vegetation, Archaeology, Acid Rock Drainage (ARD) and Hazardous Substances Management, Emergency Response and Sustainability.

Based upon the Pit Definition drill program completed in December 2005, an updated Mineral Resource Estimate will be completed.

The following reports, based upon the geotechnical drill programs conducted in previous quarters, will be completed:

•

Open Pit Site Investigations

•

Open Pit Slope Design

•

Waste Management Site Geotechnical Investigations

Disclosure of outstanding share data

Details of our share transactions for the quarter and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the quarter, the following share transactions were made:

Shares issued:
Date	Details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
April 30, 2006	balance forward			7,810,439	27,521,304
May 9, 2006	Options	7,000	35,000	7,817,439	27,556,304
May 11, 2006	Warrants	50,000	202,500	7,867,439	27,758,804
May 15, 2006	Warrants	50,000	202,500	7,917,439	27,961,304
May 25, 2006	Warrants	50,000	202,500	7,967,439	28,163,804
May 29, 2006	Warrants	25,000	101,250	7,992,439	28,265,054
June 5, 2006	Warrants	75,000	303,750	8,067,439	28,568,803
June 8, 2006	Warrants	10,000	40,500	8,077,439	28,609,303

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2006	total outstanding				2,207,180
May 11, 2006	Exercised	$ 4.05	June 5, 2006	-50,000	2,157,180
May 15, 2006	Exercised	$ 4.05	June 5, 2006	-50,000	2,107,180
May 25, 2006	Exercised	$ 4.05	June 5, 2006	-50,000	2,057,180
May 29, 2006	Exercised	$ 4.05	June 5, 2006	-25,000	2,032,180
June 5, 2006	Exercised	$ 4.05	June 5, 2006	-75,000	1,957,180
June 8, 2006	Exercised	$ 4.50	July 9, 2006	-10,000	1,947,180

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2006	total outstanding				1,218,000
May 9, 2006	Exercised	$ 5.00	July 2, 2007	-7,000	1,211,000
June 27, 2006	Granted	$ 5.25	June 27, 2011	216,000	1,427,000

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Copper	CUB	Total
as at July 31, 2004	946,000	4,652,500	130,000	120,000	5,848,500
to October 31, 2004	-	-	-	-	-
to January 31, 2005	100,000	-	(130,000)	(120,000)	(150,000)
as at January 31, 2005	1,046,000	4,652,500	-	-	5,698,500
to April 30, 2005	-	180,000	-	-	180,000
to July 31, 2005	-	-	-	-	-
to October 31, 2005	-	-	-	-	-
to January 31, 2006	(1,046,000)	-	-	-	(1,046,000)
as at January 31, 2006	-	4,832,500	-	-	4,832,500
to April 30, 2006	-	-	-	-	-
as at April 30, 2006	-	4,832,500	-	-	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Grants/Tax Credits	Total
as at July 31, 2004	6,685,820	6,227,360	(851,746)	12,061,434
to October 31, 2004	12,031	190,589	-	202,620
to January 31, 2005	5,370	104,404	-	109,774
as at January 31, 2005	6,703,221	6,522,353	(851,746)	12,373,828
to April 30, 2005	64	368,103	-	368,167
to July 31, 2005	65	238,032	-	238,097
to October 31, 2005	1,054	256,452	(2,242)	255,264
to January 31, 2006	(6,704,404)	612,177	(5,446)	(6,097,673)
as at January 31, 2006	-	7,997,117	(859,434)	7,137,683
to April 30, 2006	-	1,010,229	-	1,010,229
as at April 30, 2006	-	9,007,346	(859,434)	8,147,912

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating (Income)Loss	Deficit ending	Total Equity
as at July 31, 2004	19,624,429	-	-	190,169	4,142,326	15,482,103
to October 31, 2004	330,000	-	-	96,086	4,238,412	15,716,017
to January 31, 2005	319,675	574,775	212,914	616,504	4,854,916	16,206,877
as at January 31, 2005	20,274,104	574,775	212,914	902,759	4,854,916	16,206,877
to April 30, 2005	1,126,200	(524,975)	106,457	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
to January 31, 2006	2,081,800	(1,295,600)	108,371	8,150,073	13,738,189	10,654,586
as at January 31, 2006	23,482,104	280,000	630,671	8,883,273	13,738,189	10,654,586
to April 30, 2006	4,039,200	(280,000)	117,508	422,838	14,161,027	14,108,456
as at April 30, 2006	27,521,304	-	748,179	422,838	14,161,027	14,108,456